PRESS RELEASE

DOLLAR TREE STORES, INC.
REPORTS THIRD QUARTER EARNINGS PER COMMON SHARE OF $0.14,
EXCLUDING SFAS NO. 133 CHARGE

CHESAPEAKE, Va. – October 23, 2001 -- Dollar Tree Stores, Inc. (Nasdaq: DLTR), the nation's leading $1.00 price point retailer, reported third quarter earnings per common share of $0.13. These results include a $1.4 million non-cash charge, related to recording interest rate swaps to fair value in accordance with SFAS No. 133, which decreased reported EPS by $0.01.

Sales for the quarter increased 17.9% to $444.7 million compared to sales of $377.3 million for the third quarter of 2000. As previously reported, comparable store net sales decreased 0.1% for the third quarter.

For the quarter, gross margin was 34.7% compared to 36.8% for the third quarter of 2000. This decrease in gross margin resulted primarily from an increase in merchandise costs, including freight, primarily due to a higher mix of domestic merchandise compared to last year. In addition, we experienced loss of leverage on occupancy and distribution costs and an increase in shrink. The increase in shrink was related to the Philadelphia distribution network, which was replaced by the new Briar Creek distribution facility in August.

For the quarter, operating expenses, as a percentage of net sales, were 25.7% compared to 24.4% in the third quarter of 2000. The increase in operating expense margin was primarily caused by loss of leverage resulting from decreased comparable store net sales; increases in payroll-related costs, including insurance; and charges recorded in connection with the closing of the Philadelphia distribution facilities.

Year-to-date net sales were $1,272.4 million in 2001 compared to $1,088.9 million in 2000. Net earnings available to common shareholders were $47.0 million through September 2001 compared to $55.5 million through September 2000. Year-to-date earnings per common share were $0.42 in 2001 compared to $0.50 in 2000.

Macon Brock, Chairman and CEO, stated, "As we previously noted, we were able to respond to customer demand for more basic consumer goods throughout the quarter, which put added pressure on gross margin. During the quarter, we also successfully transitioned into our Briar Creek distribution center, which improves our logistical operations in the Northeast and increases our capacity to accommodate future growth. While recognizing that this is a challenging and unpredictable retail environment, we believe that we are well positioned with our product mix as we proceed into the fourth quarter. We are well set for a balance between holiday seasonal items and daily basics."

On Tuesday, October 23, 2001, Dollar Tree will host a conference call at 4:45 p.m. EDT to discuss the third quarter 2001 results. The telephone number for the call is (773) 756-4600, pass code DLTR. A recorded version of the call will be available through midnight Friday, October 26 and may be accessed by dialing (402) 998-1528, pass code DLTR. In addition, the webcast of the call is accessible through Dollar Tree's website, www.DollarTree.com, as well as at StreetEvents' website, www.StreetEvents.com, and will remain on-line until midnight Friday, October 26.

Dollar Tree Stores, Inc. is the nation's leading $1.00 discount variety store chain. Dollar Tree Stores operates 1,935 stores in 36 states as of September 30, 2001, with distribution centers in Virginia, Mississippi, Illinois, California, Georgia and Pennsylvania. During 2001, Dollar Tree opened 228 stores, closed 22 stores and expanded or relocated 94 stores through September 30, 2001, expanding gross retail square footage by 2.5 million square feet to approximately 12.3 million gross retail square feet at the end of the period.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: This press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan or estimate. For example, our forward-looking statements include statements regarding our future merchandise mix and the effect of our Briar Creek distribution center on our current and future operations in the Northeast.

For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Business" section in our Annual Report on Form 10-K filed March 30, 2001, and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section in that Annual Report and in our Quarterly Report on Form 10-Q filed August 14, 2001. Also, carefully review "Risk Factors" in our most recent prospectuses filed November 15, 2000 and August 3, 2000. In light of these risks and uncertainties, the future events, developments or results described by our forward-looking statements in this document could turn out to be materially and adversely different from those we discuss or imply.

We are not obligated to release publicly any revisions to any forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this report or to reflect the occurrence of future events and you should not expect us to do so.

CONTACT: Dollar Tree Stores, Inc., Chesapeake
Eric Coble or Erica Robb, 757/321-5000
www.DollarTree.com

DOLLAR TREE STORES, INC.
Condensed Consolidated Income Statements
For the Three Months and Nine Months Ended September 30
(Amounts in thousands, except per share data)
(Unaudited)

	Third Quarter		Year-to-Date	
	2001	2000	2001	2000
Net sales	$444,745	$377,318	$1,272,425	$1,088,932
Cost of sales	290,450	238,328	829,582	698,324
Merger-related costs (a)	-	-	-	1,100
Gross profit	154,295	138,990	442,843	389,508
	34.7%	36.8%	34.8%	35.8%
Operating expenses	114,513	92,023	325,058	261,381
	25.7%	24.4%	25.5%	24.0%
Merger-related expenses (a)	-	-	-	3,266
Depreciation/amortization	13,962	10,638	38,781	28,887
Operating income	25,820	36,329	79,004	95,974
	5.8%	9.6%	6.2%	8.8%
Interest expense, net	763	799	580	1,917
Other expense (b)	1,379	-	1,974	-
Earnings before income taxes	23,678	35,530	76,450	94,057
	5.3%	9.4%	6.0%	8.6%
Income tax expense	9,126	13,680	29,457	36,720
Net earnings before extraordinary item	14,552	21,850	46,993	57,337
Loss on debt extinguishment, net of tax benefit of $242	-	-	-	387
Net earnings	14,552	21,850	46,993	56,950
	3.3%	5.8%	3.7%	5.2%
Net earnings available to common shareholders (c)	14,552	21,850	46,993	55,537
	3.3%	5.8%	3.7%	5.1%
Net earnings per common share:				
Basic	$ 0.13	$ 0.21	$ 0.42	$ 0.54
Weighted average number of shares	112,363	106,115	112,214	102,254
Diluted	$ 0.13	$ 0.19	$ 0.42	$ 0.50
Weighted average number of shares	113,237	113,499	112,951	111,298

(a) Merger related costs and expenses, net of taxes, were $3,134 for the nine months ended September 30, 2000.

(b) Amount represents the earnings impact of recording non-hedging interest rate swaps to market value in accordance with Statement of Financial Accounting Standards No. 133, which was effective January 1, 2001.

(c) Amounts include accretion of the cumulative preferred stock to redemption value, accrued preferred stock dividends and amortization of the discount on preferred stock. The amount deducted from net earnings available to common shareholders is $1,413 for the nine months ended September 30, 2000.

DOLLAR TREE STORES, INC.
Condensed Consolidated Balance Sheets
(Dollars in thousands)

	Sept. 30, 2001	Dec. 31, 2000	Sept. 30, 2000
	(Unaudited)		(Unaudited)
Cash and cash equivalents	$ 44,844	$ 181,166	$ 23,954
Merchandise inventories	438,383	258,687	350,055
Other current assets	32,525	37,661	33,410
Total current assets	515,752	477,514	407,419
Property and equipment, net	271,603	211,632	201,100
Goodwill, net	38,862	40,376	40,881
Other assets, net	18,693	17,337	16,786
Total assets	$ 844,910	$ 746,859	$ 666,186
Accounts payable	$ 135,720	$ 75,404	$ 89,463
Income taxes payable	18,822	23,448	201
Other current liabilities	43,274	50,453	30,464
Current portion of long-term debt	25,000	25,000	41,900
Total current liabilities	222,816	174,305	162,028
Long-term debt, excluding current portion	12,000	18,000	18,000
Other liabilities	42,178	35,896	34,256
Total liabilities	276,994	228,201	214,284
Shareholders' equity	567,916	518,658	451,902
Total liabilities and shareholders' equity	$ 844,910	$ 746,859	$ 666,186
STORE DATA:			
Number of stores open at end of period	1,935	1,729	1,677
Total gross square footage (in thousands)	12,283	9,832	9,295

DOLLAR TREE STORES, INC.
Condensed Consolidated Statements of Cash Flows
(Dollars in thousands)

	Nine-months ended Sept. 30, 2001	Year ended Dec. 31, 2000	Nine-months ended Sept. 30, 2000
	(Unaudited)		(Unaudited)
Cash flows from operating activities:			
Net income	$ 46,993	$ 121,622	$ 56,950
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	38,781	41,971	28,887
Other non-cash adjustments	3,259	14,813	13,727
Changes in working capital	(120,428)	(71,141)	(189,347)
Total adjustments	(78,388)	(14,357)	(146,733)
Net cash provided by (used in) operating activities	(31,395)	107,265	(89,783)
Cash flows from investing activities:			
Capital expenditures	(98,064)	(95,038)	(71,618)
Proceeds from sale of property and equipment	48	271	199
Net cash used in investing activities	(98,016)	(94,767)	(71,419)
Cash flows from financing activities:			
Net change in revolving credit facilities	-	(6,500)	10,400
Repayment of long-term debt and facility fees	(6,239)	(27,708)	(27,708)
Principal payments under capital lease obligations	(2,661)	(3,274)	(2,371)
Proceeds from stock issued pursuant to stock-based compensation plans	5,761	24,563	23,248
Repurchase of common stock (a)	(3,772)	-	-
Net cash provided by (used in) financing activities	(6,911)	(12,919)	3,569
Net decrease in cash and cash equivalents	(136,322)	(421)	(157,633)
Cash and cash equivalents at beginning of period	181,166	181,587	181,587
Cash and cash equivalents at end of period	$ 44,844	$ 181,166	$ 23,954

(a)   Represents the repurchase of 225,000 shares of outstanding common stock pursuant to the Securities and Exchange Commission's Emergency Relief Order, which has since expired.